SEC 1473 (7-97)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

Form 3	OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden hours per response . 0.5

(Print or Type Responses)
1 .Name and Address of Reporting Person* Palo Alto Investors, LLC	2. Date of Event Requiring Statement (Month/Day/Year) June 2001 _________________________ 3. IRS Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol SAFLINK Corporation (SFLK)
(Last) (First) (Middle) 470 University Avenue	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director __XX__10% Owner ______Officer (give ______Other (specify title below) below) ____________________________	6. If Amendment, Date of Original (month/Day/Year) June 2001
(Street) Palo Alto, CA 94301	7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person XXForm filed by More than One Reporting Person See Note 1
(City) (State) (Zip)
Table I Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Inst. 5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Series E Preferred	06/05/01	06/05/04	Common Stock	1,428,575	$0.01	D & I	See Note 2
Series A Warrants	06/05/01	06/05/06	Common Stock	1,428,575	$0.25	D & I	See Note 2
Series B Warrants	06/05/01	See Note 3	Common Stock	285,718	$0.25	D & I	See Note 2

Explanation of Responses:

1. The reporting persons consist of William Leland Edwards, Palo Alto Investors, LLC, a California limited liability company ("PAI LLC"), Palo Alto Investors, a California corporation ("PAI Corp") and Micro Cap Partners, L.P., a Delaware limited partnership ("Micro Cap"), of which PAI LLC is the investment adviser and general partner The sole manager of PAI LLC is PAI Corp. Mr. Edwards is the President and principal member of PAI LLC and the President and controlling shareholder of PAI Corp. PAI LLC is an investment adviser registered with the Securities and Exchange Commission, and is investment adviser to investment limited partnerships of which it is the general partner and to other clients. Mr. Edwards, PAI LLC and PAI Corp are filing this Form 4 jointly as a group. Micro Cap is filing this report jointly with the other reporting persons, but not as a member of a group and expressly disclaims membership in a group. All shares owned indirectly by Mr. Edwards, PAI LLC and PAI Corp are held in client accounts, and Mr. Edwards, PAI LLC and PAI Corp disclaim beneficial ownership of such shares except to the extent of their respective pecuniary interest therein. No client account of PAI LLC, other than Micro Cap, owns more than ten percent of the outstanding stock of the Issuer.

2. These securities are owned directly by investment advisory client accounts of PAI LLC and investment limited partnerships of which PAI LLC is the general partner and investment adviser, including Micro Cap. Mr. Edwards owns the securities indirectly through PAI LLC.

3. The expiration date is the later of November 5, 2001, or 120 days from the effective date, as declared by the SEC, of the registration statement registering the shares of common stock issuable upon exercise of the Series B Warrants.

Dated: February 25, 2002
William L. Edwards	PALO ALTO INVESTORS, a California corporation By: William L. Edwards, President
PALO ALTO INVESTORS, LLC, a California corporation Manager By: Palo Alto Investors, a California corporation By: William L. Edwards, President	MICRO CAP PARTNERS, L.P. By: Palo Alto Investors, LLC, a California corporation, General Partner By: Palo Alto Investors, a California corporation, Manager By: William L. Edwards, President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Joint Filer Information

Name: Palo Alto Investors, LLC

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: William L. Edwards

Issuer and Ticker Symbol: SAFLINK Corporation (SFLK)

Statement for Month/Year: June 2001

Signature: Palo Alto Investors, LLC

By: Palo Alto Investors, a California corporation, Manager

By: William L. Edwards, President

Name: Palo Alto Investors, a California corporation

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: William L. Edwards

Issuer and Ticker Symbol: SAFLINK Corporation (SFLK)

Statement for Month/Year: June 2001

Signature: Palo Alto Investors, a California corporation

By: William L. Edwards, President

Name: William L. Edwards

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: William L. Edwards

Issuer and Ticker Symbol: SAFLINK Corporation (SFLK)

Statement for Month/Year: June 2001

By: William L. Edwards, President

Name: Micro Cap Partners, L.P.

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: William L. Edwards

Issuer and Ticker Symbol: SAFLINK Corporation (SFLK)

Statement for Month/Year: June 2001

Signature: Micro Cap Partners, L.P.

By: Palo Alto Investors, LLC

By: Palo Alto Investors

By: William L. Edwards, President